Filed pursuant to Rule 433
Registration File No. 333-282873
Relating to the
Preliminary Prospectus Supplement
dated November 4, 2024
(To prospectus dated October 29, 2024)
PRICING TERM SHEET
DATED NOVEMBER 4, 2024

Capital Southwest Corporation
$200,000,000
5.125% Convertible Notes due 2029
The information in this pricing term sheet supplements Capital Southwest Corporation’s preliminary prospectus supplement, dated November 4, 2024 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all other documents incorporated by reference therein. References to “we,” “our” and “us” refer to Capital Southwest Corporation and not to its consolidated subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer	Capital Southwest Corporation, a Texas corporation.
Ticker / Exchange for Our Common Stock (“common stock”)	“CSWC” / Nasdaq Global Select Market
Securities	5.125% Convertible Notes due 2029 (the “notes”)
Principal Amount	$200,000,000
Over-Allotment Option	$30,000,000
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Ranking	Senior unsecured
Maturity	November 15, 2029, unless earlier converted, redeemed or repurchased.

Interest and Interest Payment Dates	5.125% per year. Interest will accrue from November 8, 2024 and will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2025.
Regular Record Dates	February 1, May 1, August 1 or November 1 of each year, immediately preceding the May 15 and November 15 of each year interest payment date, as the case may be.
Issue Price	98.5% of principal, plus accrued interest, if any, from November 8, 2024 if settlement occurs after that date.
Last Reported Sale Price of Our Common Stock on Nasdaq Global Select Market on November 4, 2024	$22.33 per share
Initial Conversion Rate	40.0000 shares of our common stock per $1,000 principal amount of the notes, subject to adjustment.
Initial Conversion Price	$25.00 per share of our common stock, subject to adjustment.
Conversion Premium	Approximately 12% per share above the last reported sale price of our common stock on Nasdaq Global Select Market on November 4, 2024.
Settlement Method
Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. Upon conversion, unless you convert after the close of business on a record date for an interest payment but on or prior to the corresponding interest payment date, you will receive a cash payment representing accrued and unpaid interest to, but excluding, the conversion date. See “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Preliminary Prospectus Supplement.

Redemption at Our Option
We may not redeem the notes prior to November 20, 2027. We may redeem for cash all or any portion of the notes (subject to the limitation described in the next succeeding sentence), at our option, on a redemption date on or after November 20, 2027 and on or before the 45th scheduled trading day immediately prior to the maturity date if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If we redeem less than all of the outstanding notes, at least $100,000,000 aggregate principal amount of notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption. No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Fundamental Change
If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes.”), then, subject to certain conditions, holders may require us to repurchase for cash all or any portion of their notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement.

Sole Book-Running Manager	Oppenheimer & Co. Inc.
Co-Managers	B. Riley Securities, Inc.
ING Financial Markets LLC
Pricing Date	November 4, 2024
Trade Date	November 5, 2024
Expected Settlement Date
We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about November 8, 2024, which is the third business day following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisors.

CUSIP Number	140501 AE7
ISIN	US140501AE77
Listing	None.
Use of Proceeds
We estimate that the proceeds from this offering will be approximately $193.6 million (or approximately $222.7 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us.
We expect to use the net proceeds from this offering to redeem in full our 4.50% Notes due 2026, to repay a portion of the outstanding indebtedness under our senior secured revolving credit facility with ING Capital LLC, and for general corporate purposes.
See “Use of Proceeds” in the Preliminary Prospectus Supplement.

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Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption
A holder who elects to convert its notes in connection with a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement) or notice of redemption, as the case may be, may be entitled to an increase in the conversion rate for the notes so surrendered for conversion as set forth in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption.”
The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:

		Stock Price
Effective Date	$22.33	$22.75	$23.50	$25.00	$27.50	$30.00
November 8, 2024········	4.7828	4.2426	3.3711	1.9580	0.4673	0.0000
November 15, 2025······	4.7828	4.2426	3.3711	1.9580	0.4673	0.0000
November 15, 2026······	4.7828	4.2426	3.3711	1.9580	0.4673	0.0000
November 15, 2027······	4.7828	4.2426	3.3711	1.9580	0.4673	0.0000
November 15, 2028······	4.7828	4.1262	3.1183	1.5696	0.2062	0.0000
November 15, 2029······	4.7828	2.6149	1.0383	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case
•If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year.
•If the stock price is greater than $30.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
•If the stock price is less than $22.33 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 44.7828 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.
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We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the notes.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.